Exhibit 99.2

Financial Report

Results of Operations

Three-month period ended June 30, 2021 compared to the three-month period ended June 30, 2020

During the three-month periods ended June 30, 2021 and 2020, we had an average of 71.5 and 60.0 vessels, respectively, in our fleet.

In the three-month period ended June 30, 2021, we accepted delivery of the newbuild container vessel YM Tiptop with a TEU capacity of 12,690, the secondhand container vessels Androusa, Norfolk, Porto Cheli, Porto Kagio and Porto Germeno with an aggregate TEU capacity of 26,705 and we sold the container vessel Prosper with a TEU capacity of 1,504.

Furthermore, in the three-month period ended June 30, 2021, we acquired all of the equity interest of sixteen companies (which owned or had committed to acquire dry bulk vessels) owned by our Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos. We agreed to acquire these companies from Mr. Konstantakopoulos at cost with no mark-up or premium payable to Mr. Konstantakopoulos or his affiliated entities. Mr. Konstantakopoulos will not receive a profit as a result of the acquisition. Three of the dry bulk vessels that were part of the acquisition, the Builder, Pegasus and Adventure (with an aggregate DWT of 171,997), were delivered to us during the three-month period ended June 30, 2021.

In the three-month periods ended June 30, 2021 and 2020, our fleet ownership days totaled 6,509 and 5,460 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and vessels’ operational data (1)

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended June 30,			Percentage
	2020	2021	Change	Change
Voyage revenue	$111.9	$166.8	$54.9	49.1%
Voyage expenses	(1.6)	(2.0)	0.4	25.0%
Voyage expenses – related parties	(1.5)	(2.4)	0.9	60.0%
Vessels’ operating expenses	(26.9)	(37.8)	10.9	40.5%
General and administrative expenses	(2.4)	(1.7)	(0.7)	(29.2%)
Management fees – related parties	(5.2)	(6.3)	1.1	21.2%
General and administrative expenses - non-cash component	(0.8)	(1.8)	1.0	125.0%
Amortization of dry-docking and special survey costs	(2.3)	(2.5)	0.2	8.7%
Depreciation	(27.6)	(31.6)	4.0	14.5%
Loss on vessels held for sale	(79.0)	-	(79.0)	n.m.
Vessel’s impairment loss	(28.5)	-	(28.5)	n.m.
Gain on sale / disposal of vessels	-	1.7	1.7	n.m.
Foreign exchange losses	(0.1)	-	(0.1)	n.m.
Interest income	0.5	1.1	0.6	120.0%
Interest and finance costs	(16.9)	(20.4)	3.5	20.7%
Change in fair value measurement of equity securities	-	25.1	25.1	n.m.
Income from equity method investments	4.1	1.0	(3.1)	(75.6%)
Other	(0.1)	1.3	1.4	n.m.
Gain on derivative instruments	0.2	0.1	(0.1)	(50.0%)
Net Income / (Loss)	$(76.2)	$90.6

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended June 30,			Percentage
	2020	2021	Change	Change
Voyage revenue	$111.9	$166.8	$54.9	49.1%
Accrued charter revenue	7.0	1.1	(5.9)	(84.3%)
Amortization of time charter assumed	0.1	(0.3)	(0.4)	n.m.
Voyage revenue adjusted on a cash basis (2)	$119.0	$167.6	$48.6	40.8%

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Vessels’ operational data	Three-month period ended June 30,			Percentage
	2020	2021	Change	Change

Average number of vessels	60.0	71.5	11.5	19.2%
Ownership days	5,460	6,509	1,049	19.2%
Number of vessels under dry-docking	1	6	5

Segmental Financial Summary (1)

Three-month period ended June 30, 2021
	Container vessels	Dry bulk vessels	Other	Total

Voyage revenue	$165.9	$0.9	$-	$166.8
Voyage expenses	(1.9)	(0.1)	-	(2.0)
Voyage expenses – related parties	(2.4)	-	-	(2.4)
Vessels’ operating expenses	(37.6)	(0.2)	-	(37.8)
General and administrative expenses	(1.7)	-	-	(1.7)
Management fees – related parties	(6.3)	-	-	(6.3)
General and administrative expenses - non-cash component	(1.8)	-	-	(1.8)
Amortization of dry-docking and special survey costs	(2.5)	-	-	(2.5)
Depreciation	(31.5)	(0.1)	-	(31.6)
Gain on sale / disposal of vessels	1.7	-	-	1.7
Interest income	1.1	-	-	1.1
Interest and finance costs	(20.4)	-	-	(20.4)
Change in fair value measurement of equity securities	-	-	25.1	25.1
Income from equity method investments	-	-	1.0	1.0
Other	1.3	-	-	1.3
Gain on derivative instruments	0.1	-	-	0.1
Net Income	$64.0	$0.5	$26.1	$90.6

(1) The results of dry bulk vessels are included from June 14, 2021. Prior to that, our results were attributable to container vessels only.

(2) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Financial Summary” below for the reconciliation of Voyage revenue adjusted on a cash basis.

Voyage Revenue

Voyage revenue increased by 49.1%, or $54.9 million, to $166.8 million during the three-month period ended June 30, 2021, from $111.9 million during the three-month period ended June 30, 2020. The increase is mainly attributable to (i) revenue earned by five container vessels acquired during the third and fourth quarter of 2020 and fifteen container vessels and three dry bulk vessels acquired during the first half of 2021 and (ii) to increased charter rates in certain of our container vessels; partly off-set by revenue not earned by four container vessels sold during the second half of 2020 and two container vessels sold during the first half of 2021.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”) increased by 40.8%, or $48.6 million, to $167.6 million during the three-month period ended June 30, 2021, from $119.0 million during the three-month period ended June 30, 2020. Accrued charter revenue for the three-month periods ended June 30, 2021 and 2020 was a positive amount of $1.1 million and $7.0 million, respectively.

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Voyage Expenses

Voyage expenses were $2.0 million and $1.6 million for the three-month periods ended June 30, 2021 and 2020, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $2.4 million and $1.5 million for the three-month periods ended June 30, 2021 and 2020, respectively. Voyage expenses – related parties represent (i) fees of 1.25% in the aggregate on voyage revenues charged by a related manager and a service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $0.3 million and $0.1 million, in the aggregate, for the three-month periods ended June 30, 2021 and 2020, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain under derivative contracts entered into in relation to foreign currency exposure, were $37.8 million and $26.9 million during the three-month periods ended June 30, 2021 and 2020, respectively. Daily vessels’ operating expenses were $5,811 and $4,925 for the three-month periods ended June 30, 2021 and 2020, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $1.7 million and $2.4 million during the three-month periods ended June 30, 2021 and 2020, respectively, and both include $0.63 million paid to a related manager.

Management Fees – related parties

Management fees paid to our related party managers were $6.3 million and $5.2 million during the three-month periods ended June 30, 2021 and 2020, respectively.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the three-month period ended June 30, 2021 amounted to $1.8 million, representing the value of the shares issued to a related party manager on June 30, 2021. General and administrative expenses - non-cash component for the three-month period ended June 30, 2020 amounted to $0.8 million, representing the value of the shares issued to a related party manager on June 30, 2020.

Amortization of Dry-Docking and Special Survey

Amortization of deferred dry-docking and special survey costs was $2.5 million and $2.3 million during the three-month periods ended June 30, 2021 and 2020, respectively. During the three-month period ended June 30, 2021, five vessels underwent and completed their special survey and one vessel was in the process of completing its special survey. During the three-month period ended June 30, 2020, one vessel underwent and completed its special survey.

Depreciation

Depreciation expense for the three-month periods ended June 30, 2021 and 2020 was $31.6 million and $27.6 million, respectively.

Gain on Sale / Disposal of Vessels

During the three-month period ended June 30, 2021, we recorded a gain of $1.7 million from the sale of the container vessel Prosper, which was classified as vessel held for sale as at March 31, 2021.

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Loss on Vessels Held for Sale

During the three-month period ended June 30, 2021, the container vessels Zim New York, and Zim Shanghai were classified as vessels held for sale and the container vessel Venetiko continues to be classified as vessel held for sale (initially classified as vessel held for sale as of March 31, 2021). No loss on vessels held for sale was recorded during the second quarter of 2021, since each vessel’s estimated market value exceeded each vessel’s carrying value. During the three-month period ended June 30, 2020, we recorded a loss of $78.7 million on the container vessels Kokura, Kawasaki and Singapore Express that were classified as vessels held for sale as at June 30, 2020, and an additional loss of $0.3 million on the container vessel Zagora that was classified as vessel held for sale as at December 31, 2019, representing the expected loss from their sale during the next twelve-month period.

Vessels’ impairment loss

During the three-month period ended June 30, 2021, no impairment loss was recorded. During the three-month period ended June 30, 2020, we recorded an impairment loss in relation to two of our container vessels in the amount of $28.5 million, in the aggregate.

Interest Income

Interest income amounted to $1.1 million and $0.5 million for the three-month periods ended June 30, 2021 and 2020, respectively.

Interest and Finance Costs

Interest and finance costs were $20.4 million and $16.9 million during the three-month periods ended June 30, 2021 and 2020, respectively. The increase is mainly attributable to the increased average loan balances during the three-month period ended June 30, 2021 compared to the three-month period ended June 30, 2020; partly off-set by decreased financing cost during the three-month period ended June 30, 2021 compared to the three-month period ended June 30, 2020.

Change in Fair Value of Equity securities

Change in fair value of equity securities of $25.1 million for the three-month period ended June 30, 2021, represents the difference between the aggregate fair value of 1,221,800 ordinary shares of ZIM that we own as at June 30, 2021 compared to the fair value of such shares as of March 31, 2021. ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares on January 27, 2021.

Income from Equity Method Investments

During the three-month period ended June 30, 2021, we recorded an income from equity method investments of $1.0 million representing our share of the income in jointly owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated (the “Framework Deed”), with York. Since late March 2021, we have held 100% of the equity interest in five previously jointly owned companies with York, and since then these five companies are consolidated in our consolidated financial statements. As of June 30, 2021, six companies are jointly owned with York (of which, five companies currently own container vessels). During the three-month period ended June 30, 2020, we recorded an income from equity method investments of $4.1 million relating to investments under the Framework Deed.

Loss on Derivative Instruments

The fair value of our ten interest rate derivative instruments and our two cross currency rate swaps which were outstanding as of June 30, 2021 equates to the amount that would be paid by us or to us should those instruments be terminated. As of June 30, 2021, the fair value of these ten interest rate derivative instruments and two cross currency rate swaps, in aggregate, amounted to a liability of $11.7 million. The change in the fair value of the interest rate derivative instruments and cross currency rate swaps that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in the same income statement line item as the earnings effect of the hedged item while the change in the fair value of the interest rate derivatives, representing hedge components excluded from the assessment of effectiveness are recognized currently in earnings and are presented in Gain/(Loss) on Derivative Instruments. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Gain/(Loss) on Derivative Instruments. For the three-month period ended June 30, 2021, a loss of $3.9 million has been included in OCI and a loss of $0.1 million has been included in Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended June 30, 2021.

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Cash Flows

Three-month periods ended June 30, 2021 and 2020

Condensed cash flows	Three-month period ended June 30,
(Expressed in millions of U.S. dollars)	2020	2021
Net Cash Provided by Operating Activities	$71.5	$104.0
Net Cash Used in Investing Activities	$(3.1)	$(195.1)
Net Cash Provided by / (Used in) Financing Activities	$(104.7)	$204.2

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended June 30, 2021, increased by $32.5 million to $104.0 million, from $71.5 million for the three-month period ended June 30, 2020. The increase is mainly attributable to increased cash from operations of $48.6 million, to the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $10.3 million; partly off by increased payments for interest (including swap payments) of $2.4 million during the three-month period ended June 30, 2021 compared to the three-month period ended June 30, 2020 and by increased special survey costs of $5.0 million during the three-month period ended June 30, 2021 compared to the three-month period ended June 30, 2020.

Net Cash Used in Investing Activities

Net cash used in investing activities was $195.1 million in the three-month period ended June 30, 2021, which mainly consisted of (i) net payments for the acquisition of the 51% equity interest in one company, previously jointly owned with York pursuant to the Framework Deed, (ii) payments for the delivery of one newbuild container vessel, four secondhand container vessels and one dry bulk vessel, (iii) advance payments for the acquisition of twelve secondhand dry bulk vessels and (iv) payments for upgrades for certain of our vessels; partly off-set by proceeds we received from the sale of one vessel.

Net cash used in investing activities was $3.1 million in the three-month period ended June 30, 2020, which mainly consisted of payments for upgrades for certain of our container vessels; partly off-set by return of capital we received from nine entities jointly owned with York pursuant to the Framework Deed and advance payments we received from the sale of two container vessels that were classified as vessels held for sale as at June 30, 2020.

Net Cash Provided by / (Used in) Financing Activities

Net cash provided by financing activities was $204.2 million in the three-month period ended June 30, 2021, which mainly consisted of (a) $227.8 million net proceeds relating to our debt financing agreements (including proceeds we received from the issuance of €100.0 million unsecured bond on the Athens Exchange), (b) $9.4 million we paid for dividends to holders of our common stock for the first quarter of 2021 and (c) $0.9 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”), $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) and $2.5 million we paid for dividends to holders of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”) for the period from January 15, 2021 to April 14, 2021.

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Net cash used in financing activities was $104.7 million in the three-month period ended June 30, 2020, which mainly consisted of (a) $85.9 million net payments relating to our debt financing agreements, (b) $9.1 million we paid for dividends to holders of our common stock for the first quarter of 2020 and (c) $0.9 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock, $2.2 million we paid for dividends to holders of our Series D Preferred Stock and $2.5 million we paid for dividends to holders of our Series E Preferred Stock for the period from January 15, 2020 to April 14, 2020.

Six-month period ended June 30, 2021 compared to the six-month period ended June 30, 2020

During the six-month periods ended June 30, 2021 and 2020, we had an average of 67.1 and 60.1 vessels, respectively, in our fleet.

In the six-month period ended June 30, 2021, (i) we accepted delivery of the newbuild container vessels YM Target and YM Tiptop with an aggregate TEU capacity of 25,380, the secondhand container vessels Aries, Argus, Glen Canyon, Androusa, Norfolk, Porto Cheli, Porto Kagio and Porto Germeno with an aggregate TEU capacity of 45,331 and we sold the container vessels Halifax Express and Prosper with an aggregate TEU capacity of 6,394 and (ii) we acquired (a) the 75% equity interest of York Capital Management in each of the 11,010 TEU container vessels Cape Kortia and Cape Sounio and (b) the 51% equity interest of York Capital Management in each of the 11,010 TEU container vessels Cape Tainaro, Cape Artemisio and Cape Akritas and as a result we obtained 100% of the equity interest in each of these five vessels.

Furthermore, in the six-month period ended June 30, 2021, we acquired all of the equity interest of sixteen companies (which owned or had committed to acquire dry bulk vessels) owned by our Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos. We agreed to acquire these companies from Mr. Konstantakopoulos at cost with no mark-up or premium payable to Mr. Konstantakopoulos or his affiliated entities. Mr. Konstantakopoulos will not receive a profit as a result of the acquisition. Three of the dry bulk vessels that were part of the acquisition, the Builder, Pegasus and Adventure (with an aggregate DWT of 171,997), were delivered to us during the six-month period ended June 30, 2021.

In the six-month period ended June 30, 2020, we accepted delivery of the secondhand container vessel JPO Virgo with a TEU capacity of 4,258 and we sold the container vessel Neapolis with a TEU capacity of 1,645.

In the six-month periods ended June 30, 2021 and 2020, our fleet ownership days totaled 12,149 and 10,935 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and vessels’ operational data (1)

(Expressed in millions of U.S. dollars, except percentages)	Six-month period ended June 30,			Percentage
	2020	2021	Change	Change
Voyage revenue	$233.3	$293.5	$60.2	25.8%
Voyage expenses	(4.1)	(3.1)	(1.0)	(24.4%)
Voyage expenses – related parties	(3.1)	(4.3)	1.2	38.7%
Vessels’ operating expenses	(54.8)	(69.6)	14.8	27.0%
General and administrative expenses	(3.8)	(3.7)	(0.1)	(2.6%)
Management fees – related parties	(10.5)	(11.8)	1.3	12.4%
General and administrative expenses - non-cash component	(1.5)	(3.2)	1.7	113.3%
Amortization of dry-docking and special survey costs	(4.5)	(4.8)	0.3	6.7%
Depreciation	(55.7)	(58.7)	3.0	5.4%
Gain on sale / disposal of vessels, net	-	1.4	1.4	n.m.
Loss on vessels held for sale	(79.2)	-	(79.2)	n.m.
Vessels’ impairment loss	(31.6)	-	(31.6)	n.m.
Foreign exchange gains / (losses)	(0.2)	0.1	(0.3)	n.m.
Interest income	1.2	1.5	0.3	25.0%
Interest and finance costs	(35.4)	(36.5)	1.1	3.1%
Fair value measurement of equity securities	-	51.1	51.1	n.m.
Income from equity method investments	8.2	5.0	(3.2)	(39.0%)
Other	0.4	2.9	2.5	n.m.
Loss on derivative instruments	(2.1)	(1.0)	(1.1)	(52.4%)
Net Income / (Loss)	$(43.4)	$158.8

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(Expressed in millions of U.S. dollars, except percentages)	Six-month period ended June 30,			Percentage
	2020	2021	Change	Change

Voyage revenue	$233.3	$293.5	$60.2	25.8%
Accrued charter revenue	7.7	2.1	(5.6)	(72.7%)
Amortization of time charter assumed	0.1	(0.3)	(0.4)	n.m.
Voyage revenue adjusted on a cash basis (2)	$241.1	$295.3	$54.2	22.5%

Vessels’ operational data	Six-month period ended June 30,			Percentage
	2020	2021	Change	Change

Average number of vessels	60.1	67.1	7.0	11.6%
Ownership days	10,935	12,149	1,214	11.1%
Number of vessels under dry-docking	7	9	2

Segmental Financial Summary (1)

Six-month period ended June 30, 2021
	Container vessels	Dry bulk vessels	Other	Total
Voyage revenue	$292.6	$0.9	$-	$293.5
Voyage expenses	(3.0)	(0.1)	-	(3.1)
Voyage expenses – related parties	(4.3)	-	-	(4.3)
Vessels’ operating expenses	(69.4)	(0.2)	-	(69.6)
General and administrative expenses	(3.7)	-	-	(3.7)
Management fees – related parties	(11.8)	-	-	(11.8)
General and administrative expenses - non-cash component	(3.2)	-	-	(3.2)
Amortization of dry-docking and special survey costs	(4.8)	-	-	(4.8)
Depreciation	(58.6)	(0.1)	-	(58.7)
Gain on sale / disposal of vessels	1.4	-	-	1.4
Foreign exchange gains	0.1	-	-	0.1
Interest income	1.5	-	-	1.5
Interest and finance costs	(36.5)	-	-	(36.5)
Fair value measurement of equity securities	-	-	51.1	51.1
Income from equity method investments	-	-	5.0	5.0
Other	2.9	-	-	2.9
Loss on derivative instruments	(1.0)	-	-	(1.0)
Net Income	$102.2	$0.5	$56.1	$158.8

(1) The results of dry bulk vessels are included from June 14, 2021. Prior to that, our results were attributable to container vessels only.

(2) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Financial Summary” below for the reconciliation of Voyage revenue adjusted on a cash basis.

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Voyage Revenue

Voyage revenue increased by 25.8%, or $60.2 million, to $293.5 million during the six-month period ended June 30, 2021, from $233.3 million during the six-month period ended June 30, 2020. The increase is mainly attributable to (i) revenue earned by five container vessels acquired during the second half of 2020, fifteen container vessels and three dry bulk vessels acquired during the first half of 2021, (ii) to decreased idle days of our fleet during the first half of 2021 compared to the first half of 2020, (iii) to increased charter rates in certain of our container vessels during the first half of 2021 compared to the first half of 2020; partly off-set by revenue not earned by five container vessels sold during the year ended December 31, 2020 and two container vessels sold during the first half of 2021.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 22.5%, or $54.2 million, to $295.3 million during the six-month period ended June 30, 2021, from $241.1 million during the six-month period ended June 30, 2020. Accrued charter revenue for the six-month periods ended June 30, 2021 and 2020 was a positive amount of $2.1 million and $7.7 million, respectively.

Voyage Expenses

Voyage expenses were $3.1 million and $4.1 million for the six-month periods ended June 30, 2021 and 2020, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $4.3 million and $3.1 million for the six-month periods ended June 30, 2021 and 2020, respectively. Voyage expenses – related parties represent (i) fees of 1.25% in the aggregate on voyage revenues charged by a related manager and a service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $0.6 million and $0.2 million, in the aggregate, for the six-month periods ended June 30, 2021 and 2020, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain under derivative contracts entered into in relation to foreign currency exposure, were $69.6 million and $54.8 million during the six-month periods ended June 30, 2021 and 2020, respectively. Daily vessels’ operating expenses were $5,729 and $5,008 for the six-month periods ended June 30, 2021 and 2020, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $3.7 million and $3.8 million during the six-month periods ended June 30, 2021 and 2020, respectively, and both include $1.3 million paid to a related manager.

Management Fees – related parties

Management fees paid to our related party managers were $11.8 million and $10.5 million during the six-month periods ended June 30, 2021 and 2020, respectively.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the six-month period ended June 30, 2021 amounted to $3.2 million, representing the value of the shares issued to a related party manager on March 31, 2021 and on June 30, 2021. General and administrative expenses - non-cash component for the six-month period ended June 30, 2020 amounted to $1.5 million, representing the value of the shares issued to a related party manager on March 30, 2020 and June 30, 2020.

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Amortization of Dry-Docking and Special Survey

Amortization of deferred dry-docking and special survey costs was $4.8 million and $4.5 million during the six-month periods ended June 30, 2021 and 2020, respectively. During the six-month period ended June 30, 2021, eight vessels underwent and completed their special survey and one vessel was in the process of completing its special survey. During the six-month period ended June 30, 2020, seven vessels underwent and completed their special survey.

Depreciation

Depreciation expense for the six-month periods ended June 30, 2021 and 2020 was $58.7 million and $55.7 million, respectively.

Gain on Sale / Disposal of Vessels, net

During the six-month period ended June 30, 2021, we recorded a net gain of $1.4 million from the sale of the container vessels Prosper and Halifax Express (asset held for sale as at December 31, 2020). During the six-month period ended June 30, 2020, we recorded a gain of $0.01 million from the sale of the container vessel Neapolis which was classified as asset held for sale as at December 31, 2019.

Loss on vessels held for sale

During the six-month period ended June 30, 2021, the container vessels Venetiko, Zim New York and Zim Shanghai were classified as vessels held for sale. No loss on vessels held for sale was recorded during the six-month period ended June 30, 2021 since each vessel’s estimated market value exceeded each vessel’s carrying value. During the six-month period ended June 30, 2020, we recorded a loss of $78.7 million on the container vessels Kokura, Kawasaki and Singapore Express that were classified as vessels held for sale as at June 30, 2020 and an additional loss of $0.5 million on the container vessel Zagora that was classified as vessel held for sale as at December 31, 2019, representing the expected loss from their sale during the next twelve-month period.

Vessels’ impairment loss

During the six-month period ended June 30, 2021 no impairment loss was recorded. During the six-month period ended June 30, 2020, we recorded an impairment loss in relation to five of our container vessels in the amount of $31.6 million, in the aggregate.

Interest Income

Interest income amounted to $1.5 million and $1.2 million for the six-month periods ended June 30, 2021 and 2020, respectively.

Interest and Finance Costs

Interest and finance costs were $36.5 million and $35.4 million during the six-month periods ended June 30, 2021 and 2020, respectively. The increase is mainly attributable to the increased average loan balances during the six-month period ended June 30, 2021 compared to the six-month period ended June 30, 2020; partly off-set by the decreased financing cost during the six-month period ended June 30, 2021 compared to the six-month period ended June 30, 2020.

Fair value measurement of equity securities

Fair value measurement of equity securities of $51.1 million for the six-month period ended June 30, 2021, represents the difference between the aggregate fair value of 1,221,800 ordinary shares of ZIM that we own as at June 30, 2021 of $54.9 million compared to the book value of these shares of $3.8 million as of December 31, 2020. ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares on January 27, 2021.

9

Income from Equity Method Investments

During the six-month period ended June 30, 2021, we recorded an income from equity method investments of $5.0 million representing our share of the income in jointly owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated (the “Framework Deed”), with York. Since late March 2021, we have held 100% of the equity interest in five previously jointly owned companies with York, and since then these five companies are consolidated in our consolidated financial statements. As of June 30, 2021, six companies are jointly owned with York (of which, five companies currently own container vessels). During the six-month period ended June 30, 2020, we recorded an income from equity method investments of $8.2 million relating to investments under the Framework Deed.

Loss on Derivative Instruments

The fair value of our ten interest rate derivative instruments and our two cross currency rate swaps which were outstanding as of June 30, 2021 equates to the amount that would be paid by us or to us should those instruments be terminated. As of June 30, 2021, the fair value of these twelve interest rate derivative instruments, in aggregate, amounted to a liability of $11.7 million. The change in the fair value of the interest rate derivative instruments and cross currency rate swaps that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in the same income statement line item as the earnings effect of the hedged item while the change in the fair value of the interest rate derivatives representing hedge components excluded from the assessment of effectiveness are recognized currently in earnings and are presented in Gain/(Loss) on Derivative Instruments. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Gain/(Loss) on Derivative Instruments. For the six-month period ended June 30, 2021, a loss of $1.0 million has been included in OCI and a loss of $0.2 million has been included in Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the six-month period ended June 30, 2021.

Cash Flows

Six-month periods ended June 30, 2021 and 2020

Condensed cash flows	Six-month period ended June 30,
(Expressed in millions of U.S. dollars)	2020	2021
Net Cash Provided by Operating Activities	$139.2	$175.2
Net Cash Provided by / (Used in) Investing Activities	$1.6	$(281.5)
Net Cash Provided by / (Used in) Financing Activities	$(135.5)	$263.3

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the six-month period ended June 30, 2021, increased by $36.0 million to $175.2 million, from $139.2 million for the six-month period ended June 30, 2020. The increase is mainly attributable to increased cash from operations of $54.2 million, to the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $8.6 million; partly off-set by increased payments for interest (including swap payments) of $1.4 million during the six-month period ended June 30, 2021 compared to the six-month period ended June 30, 2020 and by increased special survey costs of $2.4 million during the six-month period ended June 30, 2021 compared to the six-month period ended June 30, 2020.

Net Cash Provided by / (Used in) Investing Activities

Net cash used in investing activities was $281.5 million in the six-month period ended June 30, 2021, which mainly consisted of (i) net payments for the acquisition of the 75% equity interest in two companies and of the 51% equity interest in three companies, previously jointly owned with York pursuant to the Framework Deed, (ii) payments for the delivery of two newbuild container vessels, eight secondhand container vessels and one dry bulk vessel, (iii) advance payments for the acquisition of two secondhand container vessels and twelve secondhand dry bulk vessels and (iv) payments for upgrades for certain of our vessels; partly off-set by proceeds we received from the sale of two container vessels.

10

Net cash provided by investing activities was $1.6 million in the six-month period ended June 30, 2020, which mainly consisted of return of capital we received from nine entities jointly owned with York pursuant to the Framework Deed, the proceeds we received from the sale of one container vessel and advance payments we received from the sale of two container vessels that were classified as vessels held for sale as at June 30, 2020; partly off-set by payments for upgrades for certain of our container vessels and payment for the acquisition of one container secondhand vessel.

Net Cash Provided by / (Used in) Financing Activities

Net cash provided by financing activities was $263.3 million in the six-month period ended June 30, 2021, which mainly consisted of (a) $309.4 million net proceeds relating to our debt financing agreements (including proceeds we received from the issuance of €100.0 million unsecured bond on the Athens Exchange), (b) $18.6 million we paid for dividends to holders of our common stock for the fourth quarter of 2020 and the first quarter of 2021 and (c) $1.9 million we paid for dividends to holders of our Series B Preferred Stock, $4.2 million we paid for dividends to holders of our Series C Preferred Stock, $4.4 million we paid for dividends to holders of our Series D Preferred Stock and $5.1 million we paid for dividends to holders of our Series E Preferred Stock for the period from October 15, 2020 to January 14, 2021 and January 15, 2021 to April 14, 2021.

Net cash used in financing activities was $135.5 million in the six-month period ended June 30, 2020, which mainly consisted of (a) $100.5 million net payments relating to our debt financing agreements, (b) $15.8 million we paid for dividends to holders of our common stock for the fourth quarter of 2019 and the first quarter of 2020 and (c) $1.9 million we paid for dividends to holders of our Series B Preferred Stock, $4.2 million we paid for dividends to holders of our Series C Preferred Stock, $4.4 million we paid for dividends to holders of our Series D Preferred Stock and $5.1 million we paid for dividends to holders of our Series E Preferred Stock for the period from October 15, 2019 to January 14, 2020 and January 15, 2020 to April 14, 2020.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of June 30, 2021, we had a total cash liquidity of $348.9 million, consisting of cash, cash equivalents and restricted cash.

Debt-free vessels

As of July 28, 2021, the following vessels were free of debt.

Unencumbered Vessels

(Refer to fleet list for full details)

Vessel Name	Year Built	TEU / DWT Capacity
Containerships
ETOILE	2005	2,556
MICHIGAN	2008	1,300
ENSENADA (*)	2001	5,576
MONEMVASIA (*)	1998	2,472
ARKADIA (*)	2001	1,550
Dry Bulk Vessels
SEABIRD	2016	63,553

(*) Vessels acquired pursuant to the Framework Deed with York.

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Risk Factor Update

The operation of dry bulk vessels entails certain unique operational risks.

The operation of certain ship types, such as dry bulk vessels, has certain unique risks. With a dry bulk vessel, the cargo itself and its interaction with the ship can be a risk factor. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk vessels are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea. Furthermore, any defects or flaws in the design of a dry bulk vessel may contribute to vessel damage. Hull breaches in dry bulk vessels may lead to the flooding of the vessels holds. If a dry bulk vessel suffers flooding in its holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads, leading to the loss of the vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events.

Any of these circumstances or events could negatively impact our business, financial condition, results of operations and our ability to pay dividends, if any, in the future. In addition, the loss of any of our dry bulk vessels could harm our reputation as a safe and reliable vessel owner and operator.

Conference Call details:

On Wednesday, 28, 2021 at 8:30 a.m. EST, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until August 4, 2021. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 10159093.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 47 years of history in the international shipping industry and a fleet of 81 containerships, with a total capacity of approximately 581,000 TEU (including two secondhand vessels that we have agreed to acquire and two vessels that we have agreed to sell) and 37 dry bulk vessels with a total capacity of approximately 1,910,000 DWT (including 23 secondhand vessels that we have agreed to acquire). Five of our containerships have been acquired pursuant to the Framework Deed with York by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40

Email: ir@costamare.com

12

Fleet List

The tables below provide additional information, as of July 28, 2021, about our fleet of containerships, including the vessels that we have agreed to acquire, the vessels we have agreed to sell, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON(ii)	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(ii)	Evergreen	2016	14,424	(*)	August 2026
6	YM TRIUMPH(ii)	Yang Ming	2020	12,690	(*)	May 2030
7	YM TRUTH(ii)	Yang Ming	2020	12,690	(*)	May 2030
8	YM TOTALITY(ii)	Yang Ming	2020	12,690	(*)	July 2030
9	YM TARGET(ii)	Yang Ming	2021	12,690	(*)	November 2030
10	YM TIPTOP(ii)	Yang Ming	2021	12,690	(*)	March 2031
11	CAPE AKRITAS	ZIM/MSC	2016	11,010	34,750/33,000	July 2031(3)
12	CAPE TAINARO	MSC	2017	11,010	33,000	April 2031
13	CAPE KORTIA	ZIM/MSC	2017	11,010	34,750/33,000	July 2031(3)
14	CAPE SOUNIO	MSC	2017	11,010	33,000	April 2031
15	CAPE ARTEMISIO	Hapag Lloyd	2017	11,010	36,650	March 2025
16	COSCO GUANGZHOU	COSCO/(*)	2006	9,469	30,900/72,700	April 2025(4)
17	COSCO NINGBO	COSCO/(*)	2006	9,469	30,900/72,700	April 2025(4)
18	YANTIAN	COSCO	2006	9,469	39,600	February 2024
19	COSCO HELLAS	COSCO	2006	9,469	39,600	February 2024
20	BEIJING	COSCO	2006	9,469	39,600	March 2024
21	MSC AZOV	MSC	2014	9,403	46,300	December 2026(5)
22	MSC AMALFI	MSC	2014	9,403	46,300	March 2027(6)
23	MSC AJACCIO	MSC	2014	9,403	46,300	February 2027(7)
24	MSC ATHENS(ii)	MSC	2013	8,827	45,300	January 2026(8)
25	MSC ATHOS(ii)	MSC	2013	8,827	45,300	February 2026(9)
26	VALOR	Hapag Lloyd	2013	8,827	32,400	April 2025
27	VALUE	Hapag Lloyd	2013	8,827	32,400	April 2025
28	VALIANT	Hapag Lloyd	2013	8,827	32,400	June 2025
29	VALENCE	Hapag Lloyd	2013	8,827	32,400	July 2025
30	VANTAGE	Hapag Lloyd	2013	8,827	32,400	September 2025
31	NAVARINO	MSC	2010	8,531	31,000	January 2025
32	MAERSK KLEVEN	Maersk	1996	8,044	25,000	June 2023(10)
33	MAERSK KOTKA	Maersk	1996	8,044	25,000	June 2023(11)
34	MAERSK KOWLOON	Maersk	2005	7,471	16,000	June 2022
35	KURE	COSCO	1996	7,403	31,000	March 2023
36	MSC METHONI	MSC/Maersk	2003	6,724	29,000/46,500	May 2026(12)
37	PORTO CHELI	Maersk	2001	6,712	30,075	June 2026
38	YORK	Maersk	2000	6,648	21,250	August 2022
39	KOBE	RCL Feeder/ZIM	2000	6,648	14,500/45,000	July 2025(13)
40	SEALAND WASHINGTON	Maersk	2000	6,648	25,000	March 2022(14)
41	SEALAND MICHIGAN	Maersk	2000	6,648	25,000	March 2022(14)
42	SEALAND ILLINOIS	Maersk	2000	6,648	25,000	March 2022(14)
43	MAERSK KOLKATA	Maersk	2003	6,644	25,000	March 2022(14)

13

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
44	MAERSK KINGSTON	Maersk	2003	6,644	25,000	March 2022(14)
45	MAERSK KALAMATA	Maersk	2003	6,644	25,000	March 2022(14)
46	ARIES	ONE	2004	6,492	(*)	December 2022
47	ARGUS	ONE	2004	6,492	(*)	January 2023
48	VENETIKO(iii)	(*)	2003	5,928	(*)	August 2021
49	PORTO KAGIO	Maersk	2002	5,908	28,822	June 2026
50	GLEN CANYON	ONE	2006	5,642	(*)	January 2022
51	PORTO GERMENO	Maersk	2002	5,570	28,822	June 2026
52	ENSENADA(i), (iii)	(*)	2001	5,576	21,500	August 2021
53	ZIM NEW YORK	ZIM	2002	4,992	14,438	September 2021 (15)
54	ZIM SHANGHAI	ZIM	2002	4,992	14,438	September 2021(15)
55	LEONIDIO(ii)	Maersk	2014	4,957	14,200	December 2024
56	KYPARISSIA(ii)	Maersk	2014	4,957	14,200	November 2024
57	MEGALOPOLIS	Maersk	2013	4,957	13,500	July 2025
58	MARATHOPOLIS	Maersk	2013	4.957	13,500	July 2025
59	OAKLAND	Maersk	2000	4,890	24,500	March 2023
60	NORFOLK	Maersk	2009	4,259	30,000	May 2023
61	VULPECULA	OOCL	2010	4,258	22,700	February 2023
62	VOLANS	ZIM	2010	4,258	24,250	April 2024
63	VIRGO	Maersk	2009	4,258	30,200	February 2024
64	VELA	OOCL	2009	4,258	22,700	January 2023
65	ANDROUSA	Maersk	2010	4,256	22,750	May 2023
66	NEOKASTRO	(*)/CMA CGM	2011	4,178	(*)/ 39,000	January 2027(16)
67	ULSAN	Maersk	2002	4,132	34,730	January 2026(17)
68	POLAR ARGENTINA(i)(ii)	Maersk	2018	3,800	19,700	October 2024
69	POLAR BRASIL(i)(ii)	Maersk	2018	3,800	19,700	January 2025
70	LAKONIA	COSCO	2004	2,586	17,300	February 2022
71	SCORPIUS	Pool / Hapag Lloyd	2007	2,572	Pool participation/ 17,750	January 2023(18)
72	ETOILE	(*)	2005	2,556	(*)	February 2023
73	AREOPOLIS	COSCO	2000	2,474	17,300	March 2022
74	MONEMVASIA(i)	Maersk	1998	2,472	9,250	November 2021
75	MESSINI	(*)	1997	2,458	18,000	January 2022
76	ARKADIA(i)	China Navigation	2001	1,550	21,500	May 2023
77	MICHIGAN	MSC	2008	1,300	18,700	September 2023(19)
78	TRADER	(*)	2008	1,300	(*)	November 2021
79	LUEBECK	MSC	2001	1,078	15,000	March 2024(20)

Containerships agreed to be acquired within 2021

	Vessel Name	Vessel Capacity (TEU)	Year Built	Charterer	Agreed Daily Charter Rate (U.S. dollars)	Charter Tenor
1	COSCO FUKUYAMA (tbr. GIALOVA)	4,578	2009	ZIM	25,500	32 – 36 months from vessel’s delivery to the charterer
2	CO KOBE (tbr. DYROS)	4,578	2008	Maersk	22,750	24.5 – 27.5 months from vessel’s delivery to the charterer

14

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters could expire.
(3)	Upon redelivery of each vessel from ZIM between August 2021 and October 2021, each vessel will commence a charter for a period of approximately 10 years, with MSC at a daily rate of $33,000. Until then the daily charter rate of Cape Akritas and Cape Kortia will be $34,750.
(4)	Upon redelivery of each vessel from COSCO between April 2022 and June 2022, each vessel will commence a charter for a period of 36 to 39 months at a daily rate of $72,700. Until then the daily charter rate of Cosco Guangzhou and Cosco Ningbo will be $30,900.
(5)	This charter rate will be earned by MSC Azov until December 2, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(6)	This charter rate will be earned by MSC Amalfi until March 16, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(7)	This charter rate will be earned by MSC Ajaccio until February 1, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(8)	This charter rate will be earned by MSC Athens until January 29, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(9)	This charter rate will be earned by MSC Athos until February 24, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(10)	The daily rate of Maersk Kleven is a base rate of $17,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000.
(11)	The daily rate of Maersk Kotka is a base rate of $17,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000.
(12)	Upon redelivery of MSC Methoni from MSC (expected between September 2021 and November 2021), the vessel will commence a charter with Maersk at a daily rate of $46,500. Until then the daily charter rate will be $29,000.
(13)	Upon redelivery of Kobe from RCL Feeder (expected between August 2021 and November 2021), the vessel will commence a charter with ZIM at a daily rate of $45,000. Until then the daily charter rate will be $14,500.
(14)	The daily rate for Sealand Washington, Sealand Michigan, Sealand Illinois, Maersk Kolkata, Maersk Kingston and Maersk Kalamata is a base rate of $16,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000.
(15)	The amounts in the table reflect the current charter terms, giving effect to our agreement with ZIM under its 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of ZIM’s equity at that time and approximately $8.2 million in interest bearing notes maturing in 2023. In May 2020, the Company exercised its option to extend the charters of ZIM New York and ZIM Shanghai for a one year period at market rate plus $1,100 per day per vessel while the notes remain outstanding. The rate for this sixth optional year has been determined at $14,438 per day. In June 2021, ZIM fully repaid the interest bearing notes and thus the employment of the two vessels will be terminated under the terms of the 2014 restructuring agreement.
(16)	Upon redelivery of Neokastro from her current charterer (expected between December 2021 and February 2022), the vessel will commence a charter with CMA CGM at a daily rate of $39,000. Until then the daily charter rate will be $24,000.
(17)	This charter rate will be earned by Ulsan from October 1, 2021. Until then the daily charter rate will be $12,000.
(18)	Vessel will be participating in a Pool until August 31, 2021. From September 1, 2021, its charter rate will be $17,750 per day, as per its current employment with Hapag Lloyd.
(19)	This charter rate will be earned by Michigan from October 15, 2021. Until then the daily charter rate will be $5,800.
(20)	This charter rate will be earned by Luebeck from March 19, 2022. Until then the daily charter rate will be $7,750.

(i)	Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest of 49% in each of the vessel-owning entities.
(ii)	Denotes vessels subject to a sale and leaseback transaction.
(iii)	Denotes vessels that we have agreed to sell.

(*) Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

15

The tables below provide additional information, as of July 28, 2021, about our fleet of dry bulk vessels, including the vessels that we have agreed to acquire.

	Vessel Name	Year Built	Capacity (DWT)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	BUILDER	2012	81,541	25,000	October 2021
2	SAUVAN	2010	79,699	30,250	October 2021
3	DAWN	2018	63,530	10,500	December 2021(4) (5)
4	SEABIRD	2016	63,553	Preparations for Drydock
5	ERACLE	2012	58,018	30,000	October 2021
6	PEGASUS	2011	56,726	26,150	September 2021
7	PEACE	2006	55,709	28,000	September 2021
8	PRIDE	2006	55,705	31,000	August 2021
9	INTERLINK VERITY	2012	37,163	100% participation to the BHSI38 performance	March 2022(3) (4)
10	ACUITY	2011	37,149	98.75% participation to the BHSI38 performance	September 2021(3) (4) (5)
11	BERNIS	2011	34,627	25,250	November 2021
12	MANZANILLO	2010	34,426	8,350	October 2021(4) (5)
13	ADVENTURE	2011	33,755	7,500	December 2021(4) (5)
14	ALLIANCE	2012	33,755	8,150	December 2021(4) (5)

Dry Bulk vessels agreed to be acquired within 2021

	Vessel Name	Year Built	Capacity (DWT)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	SPRING AEOLIAN (tbr. AEOLIAN)	2012	83,478	-	-
2	JAIGARH (tbr. GRENETA)	2010	82,166	-	-
3	PEDHOULAS FARMER (tbr. FARMER)	2012	81,541	-	-
4	IMPERIAL ROSE (tbr. ROSE)	2008	76,619	-	-
5	BULK TITAN (tbr. TITAN)	2009	58,090	-	-
6	STAR ATHENA (tbr. ATHENA)	2012	58,018	-	-
7	BULK URUGUAY (tbr. URUGUAY)	2011	57,937	-	-
8	BULK CURACAO (tbr. CURACAO)	2011	57,937	-	-
9	VIET THUAN 56-01 (tbr. THUNDER)	2009	57,334	-	-
10	SERENE SUSANNAH (tbr. SERENA)	2010	57,266	-	-
11	ATLANTIC MERIDA (tbr. MERIDA)	2012	56,670
12	LARA (tbr. CLARA)	2008	56,557	-	-
13	DARYA LAKSHMI (tbr. BERMONDI)	2009	55,469	-	-
14	INTERLINK COMITY (tbr. COMITY)	2010	37,302	100% participation to the BHSI38 performance	July 2022 (3) (4)
15	INTERLINK PARITY (tbr. PARITY)	2012	37,152	102% participation to the BSHI38 performance	December 2022(3)

16

	Vessel Name	Year Built	Capacity (DWT)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
16	INTERLINK EQUITY (tbr. EQUITY)	2013	37,071	-	-
17	N DISCOVERY (tbr. DISCOVERY)	2012	37,019	-	-
18	JIA TAI (tbr. TAIBO)	2011	35,112	-	-
19	MS CHARM (tbr. CHARM)	2010	32,527	91% participation to the BSHI38 performance	February 2022(3) (4)
20	ATLANTIC PROGRESS (tbr. PROGRESS)	2011	32,400	-	-
21	MING YUAN (tbr. MINER)	2010	32,300	-	-
22	KONSTANTINOS M (tbr. KONSTANTINOS)	2012	32,178	19,500	September 2021(4)
23	GREAT RESOURCE (tbr. RESOURCE)	2010	31,776	-	-

(1)	Daily charter rates are gross, unless stated otherwise.
(2)	Charter terms and expiration dates are based on the earliest date charters (unless otherwise noted) could expire.
(3)	Gross daily charter rate linked to the Baltic Exchange Handysize Index.( “BHSI38’’).
(4)	Vessels acquired/agreed to be acquired, with a time charter agreed by the previous owners.
(5)	Latest redelivery date

17

Consolidated Statements of Income

	Six-months ended June 30,		Three-months ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2020	2021	2020	2021
	Unaudited

REVENUES:
Voyage revenue	$233,273	$293,495	$111,869	$166,770

EXPENSES:
Voyage expenses	(4,071)	(3,071)	(1,553)	(2,030)
Voyage expenses – related parties	(3,062)	(4,301)	(1,475)	(2,395)
Vessels' operating expenses	(54,758)	(69,600)	(26,888)	(37,821)
General and administrative expenses	(3,758)	(3,709)	(2,356)	(1,741)
Management fees - related parties	(10,521)	(11,786)	(5,199)	(6,310)
General and administrative expenses - non-cash component	(1,508)	(3,207)	(832)	(1,768)
Amortization of dry-docking and special survey costs	(4,537)	(4,847)	(2,330)	(2,520)
Depreciation	(55,737)	(58,726)	(27,601)	(31,630)
Gain on sale / disposal of vessels, net	10	1,406	-	1,666
Loss on vessels held for sale	(79,197)	-	(78,965)	-
Vessels’ impairment loss	(31,577)	-	(28,506)	-
Foreign exchange gains / (losses)	(207)	146	(65)	(3)
Operating income / (loss)	$(15,650)	$135,800	$(63,901)	$82,218

OTHER INCOME / (EXPENSES):
Interest income	$1,087	$1,489	$440	$1,122
Interest and finance costs	(35,367)	(36,548)	(16,900)	(20,441)
Income from equity method investments	8,241	4,951	4,077	960
Fair value measurement / Change in fair value of equity securities	-	51,094	-	25,157
Other	308	2,983	(120)	1,495
Gain / (Loss) on derivative instruments	(2,066)	(1,012)	181	105
Total other expenses	$(27,797)	$22,957	$(12,322)	$8,398
Net Income / (Loss)	$(43,447)	$158,757	$(76,223)	$90,616
Earnings allocated to Preferred Stock	(15,461)	(15,448)	(7,768)	(7,854)
Gain on retirement of Preferred Stock	619	-	78	-
Net Income / (Loss) available to common stockholders	$(58,289)	$143,309	$(83,913)	$82,762

Earnings / (Losses) per common share, basic and diluted	$(0.49)	$1.17	$(0.70)	$0.67
Weighted average number of shares, basic and diluted	119,927,560	122,615,427	120,319,180	122,844,260

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COSTAMARE INC.

Consolidated Balance Sheets

	As of December 31,	As of June 30,
(Expressed in thousands of U.S. dollars)	2020	2021
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$143,922	$279,055
Restricted cash	4,998	6,980
Accounts receivable	8,249	7,063
Inventories	10,455	13,909
Due from related parties	1,623	535
Fair value of derivatives	460	-
Insurance claims receivable	883	804
Asset held for sale	12,416	61,389
Time charter assumed	191	198
Investment in equity securities	-	54,895
Prepayments and other	8,853	6,610
Total current assets	$192,050	$431,438
FIXED ASSETS, NET:
Right-of-use assets	$199,098	$195,233
Vessels and advances, net	2,450,510	3,169,135
Total fixed assets, net	$2,649,608	$3,364,368
NON-CURRENT ASSETS:
Equity method investments	$78,227	$27,154
Deferred charges, net	27,682	34,761
Accounts receivable, non-current	3,896	3,326
Restricted cash	42,976	62,896
Fair value of derivatives, non-current	-	70
Time charter assumed, non-current	839	767
Debt securities, held to maturity (Net of allowance for credit losses of $569 as of December 31, 2020)	6,813	-
Other non-current assets	8,425	3,418
Total assets	$3,010,516	$3,928,198
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$147,137	$210,610
Accounts payable	7,582	14,360
Due to related parties	432	1,768
Finance lease liabilities	16,495	16,584
Accrued liabilities	17,621	20,142
Unearned revenue	11,893	11,824
Fair value of derivatives	3,440	8,686
Other current liabilities	2,374	56,818
Total current liabilities	$206,974	$340,792
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,305,076	$1,968,401
Finance lease liabilities, net of current portion	116,366	108,063
Fair value of derivatives, net of current portion	3,653	3,483
Unearned revenue, net of current portion	29,627	31,774
Total non-current liabilities	$1,454,722	$2,111,721
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	12	12
Additional paid-in capital	1,366,486	1,375,559
Retained earnings / (Accumulated deficit)	(9,721)	109,019
Accumulated other comprehensive loss	(7,957)	(8,905)
Total stockholders’ equity	$1,348,820	$1,475,685
Total liabilities and stockholders’ equity	$3,010,516	$3,928,198

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Financial Summary

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data):	2020	2021	2020	2021

Voyage revenue	$233,273	$293,495	$111,869	$166,770

Accrued charter revenue (1)	$7,721	$2,146	$7,025	$1,114
Amortization of Time-charter assumed	$95	$(345)	$47	$(345)
Voyage revenue adjusted on a cash basis (2)	$241,089	$295,296	$118,941	$167,539

Adjusted Net Income available to common stockholders (3)	$64,265	$96,262	$31,705	$58,275
Weighted Average number of shares	119,927,560	122,615,427	120,319,180	122,844,260
Adjusted Earnings per share (3)	$0.54	$0.79	$0.26	$0.47

Net Income / (Loss)	$(43,447)	$158,757	$(76,223)	$90,616
Net Income / (Loss) available to common stockholders	$(58,289)	$143,309	$(83,913)	$82,762
Weighted Average number of shares	119,927,560	122,615,427	120,319,180	122,844,260
Earnings / (Losses) per share	$(0.49)	$1.17	$(0.70)	$0.67

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” above.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three and the six-month periods ended June 30, 2021 and 2020. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

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Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2020	2021	2020	2021

Net Income / (Loss)	$(43,447)	$158,757	$(76,223)	$90,616
Earnings allocated to Preferred Stock	(15,461)	(15,448)	(7,768)	(7,854)
Gain on retirement of Preferred Stock	619	-	78	-
Net Income / (Loss) available to common stockholders	(58,289)	143,309	(83,913)	82,762
Accrued charter revenue	7,721	2,146	7,025	1,114
General and administrative expenses - non-cash component	1,508	3,207	832	1,768
Amortization of Time charter assumed	95	(345)	47	(345)
Realized gain on Euro/USD forward contracts (1)	(78)	(174)	(54)	(96)
Vessels’ impairment loss	31,577	-	28,506	-
Gain on sale / disposals of vessels, net	(10)	(1,406)	-	(1,666)
Non-recurring, non-cash write-off of loan deferred financing costs	478	363	478	-
Loss on vessels held for sale	79,197	-	78,965	-
(Gain) / loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	2,066	1,012	(181)	(105)
Fair value measurement / Change in fair value of equity securities	-	(51,094)	-	(25,157)
Other non-recurring, non-cash item	-	(756)	-	-
Adjusted Net Income available to common stockholders	$64,265	$96,262	$31,705	$58,275
Adjusted Earnings per Share	$0.54	$0.79	$0.26	$0.47
Weighted average number of shares	119,927,560	122,615,427	120,319,180	122,844,260

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and gain on retirement of preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized gain on Euro/USD forward contracts, vessels’ impairment loss, gain on sale / disposal of vessels, net, loss on vessels held for sale, fair value measurement of equity securities / change in fair value of equity securities, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, non-cash changes in fair value of derivatives and other non-recurring, non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

21